

Mail Stop 3561

August 11, 2016

John M. Duffey
Chief Financial Officer
Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050

  Re: Six Flags Entertainment Corporation
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 18, 2016
     File No. 001-13703

Dear Mr. Duffey:

  We have reviewed your filing and your June 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements
Note (9) Stock Benefit Plans, page 59
Stock, Restricted Stock and Restricted Stock Units, page 61

1. You disclose that you have not recorded any stock-based compensation expense for the 2017 performance award. Your basis for doing so is "because it is not deemed probable that we will achieve the specified performance targets as of December 31, 2015." You also confirmed in your earnings conference call on July 27, 2016, in response to an analyst's question, that the award had not yet been deemed probable.

  Please provide us your analyses, both at fiscal year-end and as of June 30, 2016, supporting your assessment of the probability of achieving either partial or full award targets associated with the 2017 performance award, and include a discussion of how the various targets compared to internal budgets or forecasts at such times.

In this regard, please address how you considered the following factors:
- the award program has a number of partial awards based on varying levels of targets, some of which are below the goal to achieve Modified EBITDA of $600 million by 2017,
- you have had continued growth in modified EBITDA over the last five fiscal years, and
- your prior two performance awards were achieved.

Form 8-K Furnished July 27, 2016

2. Please tell us and include in your future earnings releases substantive statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to Item10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65).

3. Also, to the extent management uses the non-GAAP measures for purposes not disclosed pursuant to the above, please include the manner in which management uses the individual measures included in future filings.

4. We note your reconciliation of "Net Cash Provided by Operating Activities" to "Adjusted Free Cash Flow." It appears that your reconciliation adjusts for performance based items (for example, interest expense, net and income tax expense (benefit)) and cash based items (for example, cash paid for interest, net and cash taxes). Please explain to us the purpose for reconciling the measure to both Net Income and Net Cash Provided by Operating Activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure